UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R204

(CUSIP Number)

Julie Pender

Novartis Pharma AG

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 696 4509

With a copy to:

Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1 212 610 6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,392,469

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,392,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,392,469(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The aggregate amount beneficially owned reflects 71,795 shares that Novartis Pharma has the right as of the date hereof to acquire under the Second Amended and Restated Stockholders Agreement of the Issuer dated July 31, 2012 (the “Restated Stockholders Agreement”) but does not reflect additional shares Novartis Pharma had the right to acquire under the Restated Stockholders Agreement in respect of the issuance of shares pursuant to the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 28, 2014 as to which Novartis disclaims beneficial ownership because Novartis Pharma waived such right in respect of such issuance.

(2) The beneficial ownership percentage is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in the prospectus supplement it filed with the Securities and Exchange Commission on January 28, 2014.

CUSIP No. 45166R204

1.	Name of Reporting Person Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,392,469

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,392,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,392,469(3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.2%(4)

14.	Type of Reporting Person (See Instructions) CO

(3) The aggregate amount beneficially owned reflects 71,795 shares that Novartis Pharma has the right as of the date hereof to acquire under the Restated Stockholders Agreement but does not reflect additional shares Novartis Pharma had the right to acquire under the Restated Stockholders Agreement in respect of the issuance of shares pursuant to the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 28, 2014 as to which Novartis Pharma disclaims beneficial ownership because Novartis Pharma waived such right in respect of such issuance.

(4) The beneficial ownership percentage is based upon 150,720,962 issued and outstanding shares as reported by the Issuer in the prospectus supplement it filed with the Securities and Exchange Commission on January 28, 2014.

Introductory Statement

This Amendment No. 8 (this “Amendment”) amends the Schedule 13D initially filed with the Securities and Exchange Commission on August 6, 2004, as previously amended on September 7, 2005, November 2, 2005, May 20, 2009, June 18, 2010, April 20, 2011, December 15, 2011 and August 10, 2012 (the “Original Schedule 13D”) relating to shares of the Common Stock, $0.001 par value per share (the “Common Stock”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  All information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 5.                          Interest in Securities of the Issuer

The disclosure in Item 5(a)-(b) of the Original Schedule 13D is hereby amended as follows.

Novartis and Novartis Pharma disclaim beneficial ownership of the shares that Novartis Pharma had the right to acquire under the Restated Stockholders Agreement in respect of the issuance of shares pursuant to the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on January 28, 2014.  This disclaimer is based on the waiver by Novartis Pharma of such right in respect of such issuance.

Novartis Pharma is the record owner of 33,320,674 shares of Common Stock and the beneficial owner of 33,392,469 shares of Common Stock, representing 22.2% of the outstanding shares of Common Stock.  Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock owned of record by it.

Novartis is the beneficial owner of all shares of Common Stock beneficially owned by Novartis Pharma and has shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of all shares of Common Stock as to which Novartis Pharma has such right or rights.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

NOVARTIS AG

	By:	/s/ Felix Ehrat
Name: Felix Ehrat
Title: Group General Counsel

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Sean Reilly
Name: Sean Reilly
Title: General Counsel

	By:	/s/ Julie Pender
Name: Julie Pender
Title: Senior Legal Counsel

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT

In accordance  with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Idenix Pharmaceuticals,  Inc., a Delaware corporation.

Date: February 14, 2014

NOVARTIS AG

	By:	/s/ Felix Ehrat
Name: Felix Ehrat
Title: Group General Counsel

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Sean Reilly
Name: Sean Reilly
Title: General Counsel

	By:	/s/ Julie Pender
Name: Julie Pender
Title: Senior Legal Counsel